UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date July, 16,2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 16, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES COMMENCEMENT DATE FOR ITS SHARE REPURCHASE PROGRAM

Grupo Cibest S.A. (“Grupo Cibest”) announced that, in accordance with the Relevant Information disclosed on June 24 regarding the approval by the Board of Directors of the share repurchase program for common shares, preferred dividend shares without voting rights, and American Depositary Receipts – ADRs issued by Grupo Cibest (the “Repurchase Program”), the commencement date of the Repurchase Program has been determined.

The Repurchase Program will commence on Thursday, July 17, 2025, and will be carried out in Colombia through the trading systems of the Colombian Stock Exchange (Bolsa de Valores de Colombia) through Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase program executed by Morgan Stanley & Co. LLC.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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